

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Gregory Sullivan
Chief Executive Officer
Security Devices International Inc.
1101 Pennsylvania Avenue NW
Washington, DC 20004

>   **Re: Security Devices International Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 8, 2013**
>   **File No. 333-187138**

Dear Mr. Sullivan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Facing Page

1.   As this offering is to be conducted on a best efforts basis with a minimum offering amount, please check the box on the facing page of the registration statement to reflect that rule 415 applies to this offering.

Registration Fee Table

2.   It is unclear from the table how you calculated the registration fee. Please revise to provide a footnote to the table referencing the provision of Rule 457 you relied upon in calculating your fee. Also tell us the authority on which you relied to base the calculation on a per share and maximum offering price that is denominated in a foreign currency.

Prospectus Cover Page

3.   We note your disclosure that your shares are traded in the U.S. on the Over-the-Counter Bulletin Board in U.S. dollars, but that the offering price of the shares offered both in the U.S. and in Canada is denominated in Canadian dollars. Please revise your cover page to state specifically that the offering price is denominated in Canadian dollars and explain how the purchase price for U.S. purchasers will be calculated.

4.   Please revise the table on the cover page to reflect the total minimum and total maximum amount of the offering. Also identify the name of the Canadian placement agent. Finally, please revise to state the effect on U.S. investors of the fact that the funds they pay in the offering will not be placed in escrow during the offering. For instance, if there is a chance that U.S. investors' purchase amounts may not be returned to them in the event the "Canadian minimum offering amount" is not met, please revise to highlight this risk and include appropriate risk factor disclosure in the appropriate section of your document.

5.   Please revise the language in the first sentence of the first paragraph to refer to the registration of the shares rather than the qualification of the distribution here and throughout the document. Also, we note that your cover page is currently three pages long. Please revise so that the information is contained on a single page. For instance, consider relocating the "Currency and Exchange Rates" table elsewhere in the prospectus.

6.   In light of your two public offerings conducted on Form SB-2 in 2006 and 2007, it is not appropriate to characterize this offering as your initial public offering. Please revise here and elsewhere throughout your document, as appropriate.

7.   We note numerous blanks left throughout the filing, such as the omission from the cover page of the number of shares being offered, the number of days by which the offering may be extended, and the specific date the offering will end, as required by Items 501(b)(3) and (8) of Regulation S-K. Please revise to provide this information, as it is not information that may be omitted in reliance on Rule 430A.

8.   It appears from your disclosure on page 53 that this offering is conditioned on your shares becoming listed on the TSX-Venture exchange. With a view toward clarified disclosure, please tell us the status of your application with the TSX and when you expect to receive approval, relative to the completion of this offering. From your disclosure, it appears you intend to use this prospectus prior to having received approval and thus satisfying a condition to this offering.

9.   Given the involvement of the placement agent in Canada and the condition that a minimum offering amount be raised in Canada, please advise us of the basis for including the statement that "No underwriter has been involved....", or revise to remove.

Table of Contents

10.   Please note that it is not appropriate to disclaim responsibility for data and statistical information you quote from industry reports. You should not cite statistics or data in your prospectus unless you believe the information to be reliable. Please advise or revise.

Cautionary Statement Regarding Forward Looking Statements, page 1

11.   Please revise to delete the references to the inapplicable safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act. In this regard, we note your disclosure on page 10 regarding your status as a penny stock issuer.

Prospectus Summary, page 2

12.   Please disclose prominently in this summary your lack of revenue to date, your history of losses, accumulated deficit, and current liquidity position including your present resources, the amount of cash currently used in your operations per month, and the length of time that your present resources will support your operations. Also disclose that your auditors' report contains an explanatory going concern paragraph and provide appropriate risk factor disclosure.

13.   We note your disclosure on the cover page that the shares will be "conditionally" offered by your Agent in Canada and issued "in accordance with the conditions contained in the Agency Agreement." Describe these conditions briefly in the summary, and clarify the extent to which, if any, these conditions will apply to your offers to U.S. investors.

14.   Please revise to reflect the number of shares that will be outstanding at completion of the offering. We note, for instance, your disclosure on page 11 that all outstanding convertible debentures will fully convert upon your listing on the TSX-Venture, which is a condition to closing of this offering.

15.   We note your statement on page 2 that the company will offer shares "directly in the United States." Please advise us as to who will be offering the shares and how they intend to comply with the requirements of Section 15 of the Exchange Act.

16.   Here and elsewhere in your document, as appropriate, please revise to disclose all fees that you will pay the placement agent, including the corporate finance fee referenced in the plan of distribution section on page 53 and the option to purchase the company's common stock referenced on page 29.

Risk Factors, page 3

17.   Given that your common stock will remain quoted on the Over-the-Counter Bulletin Board and you are not seeking listing on a U.S. securities exchange, please tell us whether you intend to register your common stock as a class of securities under the

Exchange Act of 1934. If you do not intend to do so in connection with this offering, please add risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of not having filed an Exchange Act registration statement to date, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

There is a very limited trading market, page 9

18.   Please reconcile the statement in the first paragraph of this risk factor that the offering price will be determined by negotiations with the placement agent with disclosure in other sections of the prospectus that the offering price will be $0.40 Canadian.

Patents, Government Regulations and Research and Development, page 18

19.   Please disclose the duration of your patents. Also, please reconcile your statement on page 7 that you have three issued patents and one pending with your description of your patents on page 18 that indicates two of the patents are issued and two are pending.

Government Regulations, page 18

20.   Please revise your disclosure to describe the specific government approvals and regulations to which you are subject. Refer to Item 101(h)(viii) and (ix) of Regulation S-K.

Liquidity and Capital Resources, page 26

21.   Please revise to disclose the source of your current working capital and your dependence on this offering to continue operations. Describe your capital needs and commitments over the next twelve months and discuss your anticipated sources of additional funding if this offering does not provide sufficient capital to meet your anticipated needs.

Management and Key Personnel, page 33

22.   In your document, where you disclose biographical information concerning Mr. Malhotra such as on pages 34 and 37, please revise to discuss the cease and desist orders that have been entered against him, as referenced on page 47. Please also revise the appropriate risk factor to disclose the fact that your CFO is subject to a cease and desist order of the British Columbia Securities Commission relating to the failure to file required financial statements and other financial information by another company at which Mr. Malhotra is also the CFO.

Interests of Management and Others in Material Transactions, page 41

23.   Please revise substantially to provide all information required by Item 404 of Regulation S-K. Specifically, your disclosure should identify the related party to which each

transaction relates and the basis on which the person is a related person. Please also expand to include disclosure pursuant to Item 404(a) with respect to greater than five percent holders Alpha North Asset Management and Level 4 Consulting per instruction 1.b.i of Instruction 1 to Item 404(a). As one example, we note the bridge loan agreement with Alpha North filed as exhibit 10.4.

Security Ownership, page 45

24. Please revise to disclose the natural person or persons who have or share beneficial ownership over the shares in the table that are held by Alpha North Asset Management and Level 4 Capital Corp.

Development, Supply and Manufacturing Agreement, page 52

25. Please disclose the identity of the BIP Manufacturer with which you entered into the agreement described on page 52.

Item 15. Recent Sales of Unregistered Securities, page 89

26. Throughout this section, where you claim an exemption from registration under the Securities Act, please revise to identify the class of persons to whom the securities were sold, and state briefly the facts relied upon to make the exemption available. Refer to paragraphs (b) and (d) of Regulation S-K Item 701.

Item 16. Exhibits, page 96

27. Please file, or tell us why you do not believe you are required to file, the agreements with Messrs. Dor and Ezer mentioned on page 34, the agreements with Level 4 Consulting and Lumina Global Partners referenced on page 36, the agreement with Mr. Sullivan referenced on page 38, your incentive stock option plan and stock bonus plan, the warrant agreements to which your directors, named executive officers and principal stockholders are parties, and the settlement agreement with Elad. Refer to Item 601(b)(10) of Regulation S-K. Please also file the escrow agreement related to this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Gregory Sullivan
Security Devices International Inc.
April 4, 2013
Page 6

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sally Brammell at (202) 551-3779 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Richard Raymer, Esq. – Dorsey & Whitney LLP